August 10, 2005

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:	Americana Publishing, Inc. Form SB-2 Filed May 9, 2005 Form 10-KSB for the year ended December 31, 2004 Commission file #: 000-25783

Dear Ms. Cvrkel:

This letter is in response to your letter dated August 9, 2005, commenting on the following documents: Form SB-2 filed May 9, 2005 and Form 10-KSB for the year ended December 31, 2004.

Ms. Linda Cvrkel
United States Securities and Exchange Commission
August 10, 2005

Form 10-KSB for the year ended December 31, 2004
Form SB-2 Filed May 9, 2005

General

COMMENT 1:
We note from your response to comment I that the balance sheet as of December 31, 2004 has been restated to show $74,000 in “Convertible Debt-Related Party” and-$40,000 in Note Payable- Related Party, however the balance sheet in your Form 10-KSB and Form SB-2 does not appear to have been revised. Additionally, although you state in your response that note 6 has been changed to indicate the beneficial conversion feature was recognized in 2001, Note 6 included in the Form 10-K.SB continues to state that the conversion feature was recognized in 2004. Finally, please revise the notes to the financial statements included in your Form SB-2 to indicate the terms of the convertible debt that remains outstanding as of December 31, 2004 and March 31, 2005. Please revise your filings to provide these requested changes.

RESPONSE:
The Company’s From 10-KSB, for the year ended December 31, 2004, and the amended Form SB-2 have been revised to reflect the change in convertible debt and notes payable, as well as the terms of the convertible debt.

Note 4. Property and Equivalent

COMMENT 2:
We note from your response to comment 3 that you believe the expected shelf life of the titles you own rights to is approximately ten years and at the time it reaches that age you evaluate for impairment. Please tell us and revise your disclosure to state how the asset is depreciated or amortized, as it is not clear from your response if the costs capitalized are amortized over the expected period from which the Company will derive benefits from the costs incurred. If these costs are not being amortized to expense, please explain why you believe this treatment is appropriate. Your response should also explain in detail how you are assured that the value of the asset is realizable as of December 31, 2004 and March 31, 2005. Additionally, please revise your disclosure to add a discussion of the types of costs included in audio production costs as requested in our previous comment 3.

RESPONSE:	The notes to the financial statements have been expanded to address the depreciation and the audio production cost more fully.

Ms. Linda Cvrkel
United States Securities and Exchange Commission
August 10, 2005

COMMENT 3:	Please revise this note to reflect any changes made to the amounts recorded on the balance sheet for convertible debt related parties and notes payable - convertible debt 2004.

RESPONSE:	The convertible debt-related parties and notes payable have been changed and are reflected in the amended Form 10-KSB for the fiscal year ended 2004 and amended First Quarter 2005 Form 10-QSB.

Registration Statement on Form SB-2
Liquidity and Capital Resources

COMMENT 4:
We note from your response to comment 5 that you have provided us with the accounting for the shares of restricted stock issued to Newbridge Securities and Cornell Capital Partners during the first quarter of 2005. As requested in our previous comment, please include this disclosure in the notes to your financial statements and MD&A as included in your Form SB-2.

RESPONSE:	The accounting for shares of restricted stock has been reflected in the amendments to the Form 10-KSB, Form 10-QSB and Form SB-2, as requested.

Coreflix, page 25

COMMENT 5:
We note your response to comment 6 set forth the details of the valuation of shares issued in connection with the Coreflix acquisition. However, the disclosure on page 25 states that you issued 8,000,000 shares, rather than the 6,000,000 included in your response. Please resolve this discrepancy. Additionally, please add a note to the audited financial statements included in the form 10-KSB and Form SB-2 which describes this transaction and states how you valued the shares. Also, please provide all of the disclosures required by paragraphs 51-55 of SFAS No. 141, as applicable.

RESPONSE:	The 8,000,000 shares was a typographical error, which has been corrected. A note to the amended Form 10-KSB and the amended From SB-2 has been added to describe the transaction.

Ms. Linda Cvrkel
United States Securities and Exchange Commission
August 10, 2005

Warrants, page 36

COMMENT 6:
We note froze your response to comment 7 that the warrants were issued in the second quarter of 2005 and will be reflected in the second quarter Form 10-Q, however we believe this disclosure should be made in the financial statements filed with the, SB-2. In a subsequent events note, please disclose the nature and terms of the transaction in which you issued warrants to acquire 13,896,000 shares of common stock. As part of the disclosure, explain how the warrants were valued and accounted for in your financial statements.

RESPONSE:	The nature and terms of the warrants have been added to the amended Form 10-QSB, for the first quarter of 2005, as well as the amended Form SB-2, in a subsequent footnote.

Other

COMMENT 7:	Please update the financial statements and related disclosures included in your Form SB-2 registration statement in accordance with Item 310(g) of Regulation S-B.

RESPONSE:	We have updated the disclosure in the amended Form SB-2 as requested.

Form 10-QSB for the Quarter Ended March 31, 2005
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

COMMENT 8:
Fell us and disclose in the notes to your financial statements included in your Form SB-2 and your upcoming Form 10-QSB for the quarter ended June 30, 2005, the terms of the transactions in which the Company converted notes payable into 500,000 and 3,600,000 restricted shares on February 14, 2005 and March 17, 2005, respectively- As part of your response and your revised disclosure, please explain whether the conversions were done in accordance with the original terms of the notes and explain how the conversion prices were determined. Also, disclose the amounts of the notes repaid as a result of the issuance of the restricted shares.

RESPONSE:	The 500,000 shares were converted at $0.01/share in accordance with the original agreement.

The 3,600,000 shares were not a convertible note, however, the related party elected to convert the $40,000 note into shares of restricted 144 common stock. This has been noted in the amended Form SB-2.

Ms. Linda Cvrkel
United States Securities and Exchange Commission
August 10, 2005

Sincerely,

/s/ George Lovato
George Lovato President Americana Publishing, Inc.